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Cusip #381317106

Item 1:       Reporting Person - Bernard A. Osher
Item 4:       US Citizen
Item 5:       3,554,650
Item 6:       None
Item 7:       3,554,650
Item 8:       None
Item 9:       3,554,650
Item 11:      6.04%
Item 12:      IN

Item 1(a).    Name of Issuer:

              Golden West Financial Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

              1901 Harrison Street
              Oakland, California  94612

Item 2(a).    Name of Person Filing:

              Bernard A. Osher

Item 2(b).    Principal Business Office:

              Butterfield and Butterfield
              220 San Bruno Avenue
              San Francisco, California  94103

Item 2(c).    Citizenship:

              U.S. Citizen

Item 2(d).    Title of Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number:

              381317 10 6

Item 3.       Not applicable.

Item 4.       Ownership

(a)  Amount beneficially Owned                                       3,554,650

(b)  Percent of Class:                                                   6.04%

(c)  Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote:                       3,554,650

(ii)  shared power to vote or to direct the vote:                         None

(iii)  sole power to dispose or to direct the disposition of:        3,554,650

(iv)  shared  power to dispose  of or to direct the disposition of:       None

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Item 5.     Ownership of Give Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.


Dated:  February 13, 1996    /s/         Bernard A. Osher
                                         Bernard A. Osher